Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Participants and The Plan Administrative Committee of
The Travelers 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-157092, 333-128026 and 333-114135) on Form S-8 of The Travelers Companies, Inc., of our report dated June 17, 2019, with respect to the statement of net assets available for benefits of The Travelers 401(k) Savings Plan as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements), and the supplemental schedule of Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of The Travelers 401(k) Savings Plan.

/s/ KPMG LLP
     KPMG LLP

Minneapolis, Minnesota
June 17, 2019

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